Exhibit 15.5

AstraZeneca PLC

Legal & Secretary’s Department

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

For the attention of Adrian Kemp

By email & by post

March 5, 2019

Dear Ladies and Gentlemen

IQVIA DATA DISCLOSURE FOR ANNUAL REPORT AND FORM 20-F INFORMATION 2018

In connection with the anticipated filing by AstraZeneca PLC (“AstraZeneca”) of a Form 20-F with the U.S. Securities and Exchange Commission, IQVIA Solutions HQ Limited (“IQVIA”) hereby authorizes AstraZeneca to refer to IQVIA and certain pharmaceutical industry data derived by IQVIA, as identified (highlighted in yellow) on the pages annexed hereto as Annex A, a selection of pages from AstraZeneca’s Annual Report and Form 20-F Information for the fiscal year ended December 31, 2018 (the “Annual Report”), and the sixth  sentence in the fifth paragraph under the heading “Item 4. Information on the Company—Business Overview—Geographical Review—2017 in brief” and the third sentence in the fourth paragraph under the heading “—2016 in brief” in this Form 20-F dated March 5, 2019, each of which is incorporated by reference in the registration statement No. 333-214756 for AstraZeneca on Form F-3, and in the registration statements No. 333-226830, 333-216901, No. 333-170381, No. 333-152767, No. 333-124689 and No. 333-09062 on Form S-8 for AstraZeneca.

IQVIA’s authorization is subject to AstraZeneca’s acknowledgement and agreement that:

1)  IQVIA has not undertaken an independent review of the information disclosed in the Annual Report other than to discuss our observations as to the accuracy of the information relating to IQVIA and certain pharmaceutical industry data derived by IQVIA;

2)  AstraZeneca acknowledges and agrees that IQVIA shall not be deemed an “Expert” in respect of AstraZeneca’s securities filings, and AstraZeneca agrees that it shall not characterize IQVIA as such; and

3)  AstraZeneca accepts full responsibility for the disclosure of all information and data, including that relating to IQVIA, set forth in the Annual Report as filed with the SEC and agrees to indemnify IQVIA from any third party claims that may arise therefrom.

Please indicate your agreement to the foregoing by signing in the space indicated below. Our authorization will not become effective until accepted and agreed by AstraZeneca.

Very truly yours,

/s/ James E. Salitan

James E. Salitan

Vice President and Associate General Counsel,

For and on behalf of IQVIA Solutions HQ Limited

ACCEPTED AND AGREED

This fifth day of March 2019

AstraZeneca PLC

/s/ Adrian C N Kemp

Name: Adrian C N Kemp

Title: Company Secretary

A changing world > NCDs kill41 million people each year, disproportionately affecting low-and middle-income countries > Growing and ageing populations, with increasing urbanisation > Breakthroughs in digital and other technologies transforming the pharmaceutical industry Increasing demand for healthcare > The USis the largest pharmaceutical market, with 47% of global sales > Pharmace\ltic sale growth of 4.4% in 2018, led by emerging markets > Expected growth to 2022 will be led by the US and developing markets but with slower growth in China Pharmaceutical sector opportunities and challenges > Pricing, regulation and patent exclusivity present opportunities as well as challenges Society is changing $47tn The WHO estimates that NCDs kill41 million people each year and could cost the global economy $47 trillion by 2030. Increasing burden of chronic disease An ageing population and changes in soctety are contnbuting to steady increases in non-communicable diseases (NCDs) with developing countries particularly affected as their populations grow. As the burden of NCDs grows, so do public expectations while governments' ability to meet them is constrained as finances are under stress.Low and middle-income countries are also disproportionately affected by issues such as air pollution and climate change, thereby exacerbating social, economic and demographic inequalities. 75°/o NCDs disproportionately affect people in low-and middle· income countries where more than three quarters of global NCO deaths -32 million -occur. Growing societal expectation of businesses Society's views of business are changing with organisations no longer valued solely on the quality of products and services and financial performance, but also thetr engagement with employees, customers, communities and society as a whole.Workforce dynamics are also changing for many as working for a single employer is replaced by working independently in a number of different roles. 57°/o Between 2001and 2020, the WHO estimates that chronic diseases will have increased by 57%. 11 A.straZeneca Annual fUport & Form 20-F Information 2018/ Marketplace > The sector is reshaping itself at the same time as it seeks to develop trust with key stakeholders A changing world

I 2• "'' ", g• Increasing demand for healthcare Global pharmaceutical sales As shown in the c hart on the ri ht local pliarmaceutica sales grew by 4.4% in 2018 2018 2017 2016 2018 2017 2016 stablished Markets saw a average revenue increase o 3.9% and Emerging Market evenue grew at 6.4%. The U China, Japan, Germany and France are the world's top five harmaceutical markets by 2018 1/ Dtnotes a scale break. Data based on worldmarkesales using AstraZenmarketdefinitions as set oot in the Marketdefinitionson page 239. Sowce: JQVIA, IQVIA Midas Quantum Q3 2018 (including US data}. Reported values and growthare based onCER. Value figures are rounded to the nearest billion and growth percentagesare rounded to the neare•t tenth. sales. In 2018, the US had 4 of global sales 2017' 47.2% : 47.7°!. ''''(mj' $2llbn Estimated pharmaceutical sales and market growth-2022 The table on estimated pharmaceutical sales and market growth to 2022 on the right also illustrates that we expect the established markets in North America and developing markets, inclucling Africa, CIS, Indian subcontinent and Latin America, to fuel pharmaceutical rowth.Market growth in China: orth Oilier Europe Non-EU countries ·· · .§5.biii. •.#&¥§). 5.410 Oceania . ......................... i$i§.il ..... .. .. .. .. .. [ 1.5% 1.1% ·s expected to remain belo historical levels at a compound annual growth rate of 4.6%. This ·s due to the continued slow.,... .., of the rna·or os ita!sector -·-·-·-·-·-··-··· .-.....-. . 8.. .. -----............a...o.. .. Iestimated pharmaceutical $8IU-2022. Data is based on ex·manufacturer prices at CER.Sowce: JQVJA. estimated pharmaceutical market growth. Data is based on the compound annual growth rate from 2017 to 2022. ............... CMlddle EaSi) ····· ••·•·••·•·••·•·••·•·••·•·•• I§ W. Sourc e:IQVIA. 13 AstraZeneca Annual Report & Form 20·F Information 2018/ Marketplace 2018 2017 2016 2018 2017 2016

Marketplace
continued

Pharmaceutical sector opportunities and challenges

In addition to the global trends set out on the previous pages, we also face a number of opportunities and challenges within the pharmaceutical sector, as set out below. Our strategy reflects our response to this environment and, where applicable, the relevant strategic response to each trend is highlighted below.

For more information, see Strategy from page 18, Key Performance Indicators from page 20, Achieve Scientific Leadership from page 25, Return to Growth from page 29 and Be a Great Place to Work from page 38.

Advances in science and medicine

Scientific innovation is critical to addressing unmet medical need. The delivery of new medicines will rely on a more advanced understanding of the underlying biology of the disease, and the use of new technology and approaches. These include genomics and digital healthcare. Scientific and technological breakthroughs in small molecules and in biologics are also helping accelerate innovation. Innovation will be accelerated through the use of large volumes of biological data from disease biology and genomics which is driving precision medicine, while advances in data management and data integration are improving the speed and quality of clinical trial processes. Such advances have resulted in increased numbers of FDA Priority Reviews and Breakthrough designations.

The cost of developing new medicines continues to rise with annual global R&D investment estimated to be $150-160 billion. Regulators and payers are demanding greater evidence of the comparative effectiveness of medicines. On the other hand, a greater emphasis on Proof of Concept is helping to improve productivity and reduce costs by showing the potential efficacy of drugs earlier in the development process. Against this background, the FDA approved 59 novel drugs in 2018 compared with 46 in 2017 and 22 in 2016. Nevertheless, the risk of any products failing at the development or launch stages, or not securing regulatory approvals, continues.

$150-160bn
Annual global R&D investment estimated to be $150-160 billion.

59
The FDA approved 59 novel drugs in 2018 compared with 46 in 2017 and 22 in 2016.

Link to strategy
Achieve Scientific Leadership

For more information, see Risk from page 220.

Regulatory environment

The public's expectation of safe, effective and high-quality medicines is reflected in a highly regulated biopharmaceutical industry. At the same time, we are seeing instances of government policy and regulation being introduced to stimulate innovation in drug development, and of regulatory health authorities implementing programmes intended to speed up patient access to transformative medicines. Examples include the 21st Century Cures Act of 2016 and the FDA Reauthorization Act of 2017 in the US, a new conditional early approval system in Japan and proposed changes to regulations in China.

In addition, international harmonisation of regulatory requirements is being advanced in many areas through organisations such as the International Council for Harmonization (ICH), the Pharmaceutical Inspection Cooperation Scheme (PIC/S), the Pan American Network for Drug Regulatory Harmonization (PANDRH), and the International Conference of Drug Regulatory Authorities (ICDRA).

There are also uncertainties. In Europe, they include how the UK will work with the EU regulatory system following its planned exit from the EU, the approach the UK will take to establishing its own regulatory system outside the EU, and the relocation of the EMA from London to Amsterdam, Netherlands (and the likely disruption this will cause to regulatory processes).

The implementation of the EU Clinical Trials Regulation has also been delayed. Nevertheless, paediatrics and use of digital tools in clinical development, as well as patients' access to innovative medicines and stakeholders' interactions to improve drug development, are high on the EU agenda.

In biosimilar development, regulatory requirements for the registration of biosimilar products are becoming better defined. However, significant areas of regulatory policy are still evolving. Among these are transparency of data regarding the level of evidence to support approval of claims for biosimilarity in labelling, standards for interchangeability and pharmaceutical substitution, and traceability of pharmacovigilance reports through naming conventions that permit differentiation of products.

Increased transparency of data used for regulatory decision making continues to be an area of interest to regulatory authorities in the EU and the US. It has recently attracted interest elsewhere, such as in Canada. We believe that transparency enhances the scientific understanding of how our medicines work and is in the medical interest of our patients.

"We believe that transparency enhances the scientific understanding of how our medicines work and is in the medical interest of our patients."

Link to strategy
Achieve Scientific Leadership

For more information, see Risk from page 220. For more information about biosimilars, see Loss of exclusivity and genericisation opposite.

14 AstraZeneca Annual Report & Form 20-F Information 2018 / Strategic Report

Strategic Report

Pricing of medicines

Pricing and reimbursement remain challenging in many markets. We continue to see examples where healthcare services (including pharmaceuticals) are highly regulated by governments, insurers and other private payers through various controls on pricing and reimbursement. Implementation of cost-containment reforms and shifting market dynamics are further constraining healthcare providers, while difficult economic conditions burden patients who have out-of-pocket expenses relating to their medicines. Pharmaceutical companies are now expending significant resources to demonstrate the economic as well as the therapeutic value of their medicines.

The need and desire for payers to manage drug expenditure has been heightened by the shift over the last decade from a primary care to a specialty care focus. Specialty drugs are used for the treatment of complex, chronic or rare conditions such as cancers, and pricing for these products reflects the higher value they bring to patients and payers, as well as the smaller patient numbers as a result of targeted treatment options.

Pricing controls and transparency measures remain a priority in key markets such as China, where the National Reimbursement Drug List (NRDL) was updated in 2017. In Europe, governments continue to implement and expand price control measures for medicines, and the EU has committed to introducing a harmonised HTA review. In other markets, there has been a trend towards rigorous and consistent application of pricing regulations, including reference pricing and group/alliance purchasing.

There is also pressure on pricing in the US. For example, federal and state policymakers are considering legislative and regulatory efforts to lower drug prices and to implement transparency measures. While legislative efforts to repeal and replace the Affordable Care Act (ACA) have not been successful, the current administration and members of Congress remain focused on healthcare policy priorities, including efforts to increase competition and generic drug use in government programmes, which could create downward pressure on pricing. The healthcare industry may also be used as a means to offset government spending. US federal agencies continue to propose and implement policies and programmes with the goal of reducing costs, increasing transparency, transforming the delivery system, and improving quality and patient outcomes.

"We continue to see examples where healthcare services (including pharmaceuticals) are highly regulated by governments, insurers and other private payers through various controls on pricing and reimbursement."

Link to strategy

Return to Growth

For more information, see Risk from page 220.

Loss of exclusivity and genericisation

Patent protection for pharmaceutical products is finite and, after protection expires, payers, physicians and patients gain greater access to generic alternatives (both substitutable and analogue) in many important drug classes. These generic alternatives are primarily lower priced because generic manufacturers are largely spared the costs of R&D and market development. As a result, demand for generics is high. For prescriptions dispensed in the US in 2018, generics constituted 84.8% of the market by volume (2017: 84.9%).

Generic competition can also result from patent disputes or challenges before patent expiry. Increasingly, generics companies are launching products 'at risk', for example, before resolution of the relevant patent litigation. This trend, which is likely to continue, creates significant market presence for the generic version while the litigation remains unresolved. Given the unpredictable nature of patent litigation, some companies have settled such challenges on terms acceptable to the innovator and generic manufacturer. While competition authorities generally accept such agreements as a legitimate way to settle these disputes, they have questioned some settlements as being anti-competitive.

Biologics typically retain exclusivity for longer than traditional small molecule pharmaceuticals, with less generic competition. With limited experience to date, the substitution of biosimilars for the original branded product has not followed the same pattern as generic substitution in small molecule products and, as a result, erosion of the original biologic's branded market share has not been as rapid. This is due to biologics' complex manufacturing processes and the inherent difficulties in producing a biosimilar, which could require additional clinical trials. However, with regulatory authorities in Europe and the US continuing to implement abbreviated approval pathways for biosimilar versions, innovative biologics are likely to face increased competition. Like biologics, some small molecule pharmaceutical products are in complex formulations and/or require technically challenging manufacturing and thus may not follow the pattern of generic market erosion seen with traditional, tableted pharmaceuticals. For those products, the introduction of generic alternatives (both substitutable and analogue) can be slower.

84.8%

For prescriptions dispensed in the US in 2018, generics constituted 84.8% of the market by volume (2017: 84.9%).

Link to strategy

Return to Growth

For more information, see Intellectual Property from page 35.

AstraZeneca Annual Report & Form 20-F Information 2018 / Marketplace 15

Business Review
Return to Growth
continued

Regional Product Sales

1. Emerging Markets
12%
12% growth in the year (13% at CER) to **$6,891m**

2. US
11%
11% growth in the year (11% at CER) to **$6,876m**

3. Europe
(6)%
6% decline in the year (10% at CER) to **$4,459m**

4. Established Rest of World
(8)%
8% decline in the year (9% at CER) to **$2,823m**



4
2
3
1
4

All numbers as at 31 December 2018.

Pricing and delivering value

Our medicines help treat unmet medical need, improve health and create economic benefits. Effective treatments can lower healthcare costs by reducing the need for more expensive care, preventing more serious and costly diseases and increasing productivity. We are committed to a pricing policy for our medicines based on four principles:

> We determine the price of our medicines while considering their full **value** for patients, payers and society. The agreement on price involves many national, regional and local stakeholders, reflecting factors such as clinical benefit, cost effectiveness, improvement to life expectancy and quality of life.

> We aim to ensure the **sustainability** of both the healthcare system and our research-led business model. We believe we share a collective responsibility with healthcare providers and other stakeholders to work together to enable an efficient healthcare system for patients today and support a pipeline of new medicines for patients tomorrow.

> We seek to ensure appropriate patient **access** to our medicines. We work closely with payers and providers to understand their priorities and requirements, and play a leading role in projects to align better the requirements of regulatory and health technology assessment (HTA) agencies or other organisations that provide value assessment of medicines. For example, we have a leading role in the European IMI ADAPT-SMART programme for exploring adaptive licensing.

> We pursue a **flexible** pricing approach that reflects the wide variation in global healthcare systems. We have developed patient access programmes that are aligned with the ability to pay of patients and healthcare systems. We are committed to the appropriate use of managed entry schemes and the development of real-world evidence and we are investigating innovative approaches to the pricing of medicines, such as payment for outcomes received by the patient and healthcare system.

By way of example of our approach, we apply Tiered Pricing Principles globally. This defines price levels commensurate with affordability based on a country's ability to pay. We believe that this approach to pricing is sustainable and fair, and that it will increase access and improve patient outcomes in Emerging Markets.

More generally, we remain committed to exploring innovative solutions to improve patient access and affordability, focusing on the value our medicines bring to patients and the healthcare system. We are collaborating with payers to conclude value-based pricing solutions that improve patient outcomes and have entered into 37 such agreements across our therapy areas. For more information, see the case study on page 17.

US

As the sixteenth largest prescription-based pharmaceutical company in the US, we have a 2.5% market share of US pharmaceuticals by sales value. In 2018, Product Sales in the US increased by 11% to $6,876 million (2017: $6,169 million).

The US healthcare system is complex with multiple payers and intermediaries exerting pressure on patient access to branded medicines through regulatory and voluntary rebates. Regulatory rebates are statutorily mandated chargebacks and discounts paid on government-funded programmes such as Medicaid, Department of Defense (including TRICARE) and Department of Veteran's Affairs. Voluntary rebates are paid to managed care organisations and pharmacy benefit managers for commercially insured patients, including Medicare Part D patients. In the Medicare Part D programme, in addition to voluntary negotiated rebates, branded pharmaceutical manufacturers are statutorily required to pay a percentage of the patient's out-of-pocket costs during the 'coverage gap' portion of their benefit design. From the beginning of 2019, the mandatory coverage gap discount increased to 70% from its former amount of 50%, as a result of the passage of legislation in 2018. As part of the Affordable Care Act (ACA), we also pay a portion of an overall industry Patient Protection and Affordable Care Act Branded Prescription Drug Fee.

In 2018, the overall measurable reduction in our profit before tax for the year due to discounts on branded pharmaceuticals in the Medicare Part D Coverage Gap and an industry-wide HealthCare Reform Fee was $432 million (2017: $119 million; 2016: $471 million).

30 AstraZeneca Annual Report & Form 20-F Information 2018 / Strategic Report

Strategic Report

In the US, there is significant pricing pressure driven by payer consolidation, restrictive reimbursement policies and cost control tools, such as exclusionary formularies and price protection clauses. Many formularies, which specify particular medicines that are approved to be prescribed in a healthcare system, or under a health insurance policy, employ 'generic first' strategies and/or require physicians to obtain prior approval for the use of a branded medicine where a generic alternative exists. These mechanisms can be used by intermediaries to limit the use of branded products and put pressure on manufacturers to reduce net prices. In 2018, 84.8% of prescriptions dispensed in the US were generic, compared with 84.9% in 2017. In addition, patients are seeing changes in the design of their health plan benefits and may experience variation, including increases, in both premiums and out-of-pocket payments for their branded medications. The patient out-of-pocket spend is generally in the form of a co-payment or co-insurance, but there is a growing trend towards high-deductible health plans which require patients to pay the full list price until they meet certain out-of-pocket thresholds.

Ongoing scrutiny of the US pharmaceutical industry, focused largely on pricing, has been the basis of multiple policy proposals in the US. In May 2018, the Trump Administration issued its 'Blueprint to Lower Drug Prices and Reduce Out-of-Pocket Costs', which included a wide range of policy proposals that would impact the US pharmaceutical industry if implemented. Proposed changes under consideration include, but are not limited to, fundamentally changing the role of rebates in the pharmaceutical supply chain, reforms to the 340B Drug Pricing Program, and policies to increase competition in the Medicare programme and encourage generic drug use. The Trump Administration has already taken action on several of the policies discussed in the Blueprint, and more policy actions are pending. In addition, lawmakers at both the federal and state level have sought increased drug pricing transparency and have proposed and implemented policies that include measures relating to the submission of proprietary manufacturer data, establishment of price parameters that are indexed to certain federal programmes, and reporting of changes in pricing beyond certain thresholds.

Though widespread adoption of a broad national price control scheme in the near future is unlikely, we continue to comply with new state-level regulations in this area and we recognise the sustained potential for substantial changes to laws and regulations regarding drug pricing that could have a significant impact on the pharmaceutical industry.

We understand that our medicines will not benefit patients if they are unable to afford them and that is why we offer a number of resources and programmes that can help increase patients' access to medication and reduce their out-of-pocket costs. We focus our formulary access on affordability for patients through rebate payments as well as savings cards for eligible patients when the out-of-pocket costs are not affordable. AstraZeneca has one of the longest-standing patient assistance programmes in the industry, AZ&Me, which provides eligible patients with AstraZeneca medicines at no cost. AstraZeneca has provided prescription savings to four million patients across the US and Puerto Rico over the past 10 years.

For more information, see Community investment on page 48.

Europe

The total European pharmaceutical market was worth $196 billion in 2018. We are the fifteenth largest prescription-based pharmaceutical company in Europe (see Market definitions on page 239) with a 2.0% market share of pharmaceutical sales by value.

In 2018, our Product Sales in Europe decreased by 6% at actual rate of exchange (10% at CER) to $4,459 million (2017: $4,753 million). Key drivers of the decline, leaving aside the impact of divestments such as *Seloken*, *Atacand*, *Nexium* and *Zomig*, were continued competition from *Symbicort* analogues, loss of exclusivity for *Crestor*, and the continued impact of early generic entry in certain markets for *Faslodex*, which we expect to continue in 2019. The continued macroeconomic environment, pricing pressure from payers and parallel trade across markets also affected sales.

Despite these conditions, we continued to launch innovative medicines across Europe and saw encouraging performance for certain products across our Growth Platforms, in particular with *Forxiga*, *Brilinta*, *Fasenra*, *Lynparza* and *Tagrisso*. Oncology sales in Europe grew by 19% (14% at CER), partly driven by the approval of *Tagrisso* for the treatment of patients in the 1st line EGFRm setting in June 2018. *Lynparza* sales grew by 46% (41% at CER), partly benefiting from the approval in May 2018 for its use as a tablet-based treatment for platinum-sensitive ovarian cancer, regardless of BRCA status. *Brilique* sales growth of 18% (13% at CER) was accompanied by *Forxiga* sales growth of 30% (24% at CER). *Fasenra* was successfully launched in several European countries, with a strong initial uptake.

Established Rest of World (ROW)*

In 2018, Product Sales in Japan decreased by 9% at actual rate of exchange (11% at CER) to $2,004 million (2017: $2,208 million), as a result of the biennial government price cuts and increased intervention from the government to rapidly increase the volume share of generic products. In September 2017, a *Crestor* authorised generic entered the market and in December 2017 we saw more than 20 generic companies enter the Japanese statin market with generic rosuvastatin which has strongly impacted *Crestor* Product Sales with a decrease of 60%. Leaving aside these generic restraints, Japan is presenting strong growth from the brands in our Growth Platforms and *Nexium*. In addition, there were particularly strong performances from *Tagrisso*, *Fasenra*, *Imfinzi*, *Lynparza* and the Diabetes franchise. We now hold twelfth position in the ranking of pharmaceutical companies by sales of medicines in Japan. Japan remains an attractive market for innovative pharmaceuticals.

Canada has a mixed public/private payer system for medicines that is funded by the provinces, insurers and individual patients. It has also now become common for public payers to negotiate lower non-transparent prices after they have gone through a review by the Canadian Agency for Drugs and Technology in Health, a health technology assessment body. Most private insurers pay full price, although there is increasing pressure to achieve lower pricing. Overall, the split for AstraZeneca's portfolio is 62% funded by private payers and 38% by public plans.

Our sales in Australia and New Zealand declined by 16% at actual rate of exchange (14% at CER) in 2018. This was primarily due to the continued erosion of *Nexium* and *Seroquel* by generic medicines, further price reductions on established brands and entry of an analogue for *Symbicort* in Australia, which had an impact on both price and volume. Consequently, sales in 2018 declined at a greater rate compared to that seen in 2017. However, the pace of generic erosion has moderated notably with *Crestor* and *Atacand*, while the sales growth from new products such as *Brilinta*, *Lynparza* and the Diabetes portfolio has continued. *Brilinta*, *Lynparza* and the Diabetes portfolio grew by 4% at actual rate of exchange (6% at CER), 41% at actual rate of exchange (43% at CER) and 4% at actual rate of exchange (6% at CER), respectively.

* Established ROW comprises Australia and New Zealand, Canada and Japan.

AstraZeneca Annual Report & Form 20-F Information 2018 / Business Review 31

Business Review
Return to Growth
continued

11%

11% increase in Product Sales in the US in 2018 (11% at CER) to $6,876 million

28%

28% increase in Product Sales in China in 2018 (25% at CER) to $3,795 million

"AstraZeneca was the fastest-growing top 10 multinational pharmaceutical company in Emerging Markets in 2018."

Emerging Markets

Emerging Markets, as defined in Market definitions on page 239, comprise various countries with dynamic, growing economies. As outlined in Marketplace from page 11, these countries represent a major growth opportunity for the pharmaceutical industry due to high unmet medical need and sound economic fundamentals. Emerging Markets are not immune, however, to economic downturn. Market volatility is higher than in Established Markets, and various political and economic challenges exist. These include regulatory and government interventions. In selected markets, governments are encouraging local manufacturing by offering more favourable pricing legislation and pricing is increasingly controlled by governments with price referencing regulations.

Growth drivers for Emerging Markets include new medicines across our Oncology, CVRM and Respiratory portfolios. To educate physicians about our broad portfolio, we are selectively investing in sales capabilities where opportunities from unmet medical need exist. We are also expanding our reach through multi-channel marketing and external partnerships.

With revenues of $6,891 million, AstraZeneca was the fourth largest multinational pharmaceutical company, as measured by prescription sales, and the fastest-growing top 10 multinational pharmaceutical company in Emerging Markets in 2018.

China

In China, AstraZeneca is the second largest pharmaceutical company by value in the hospital sector, as measured by sales. Sales in China in 2018 increased by 28% at actual rate of exchange (25% at CER) to $3,795 million (2017: $2,955 million). We delivered sales growth above the growth rate of the hospital market sector through strategic brand investment, systematic organisational capability improvements and long-term channel expansion programmes in our main therapy areas. In addition, *Tagrisso* was listed in the National Reimbursed Drug List (NRDL) and we launched *Lynparza* during 2018. Pricing practices remain a priority for regulators, and new national regulations, in addition to provincial and hospital tenders, continue to put increasing pricing pressures on pharmaceutical companies in China. In addition, the planned roll-out of the Generics Quality Consistency Evaluation (GQCE) will have an impact on pharmaceuticals budgets and pricing through setting new standards for bioequivalence that generic products must adhere to. The outcome of the latest round of tenders involving *Crestor* and *Iressa* were announced in December 2018 with implementation from early 2019. This is expected to result in a level of sales decline for both brands in 2019. This evaluation is being applied retrospectively, so several existing generic products may fail and be withdrawn which could lead to a consolidation in the sector. This would leave fewer, higher-quality generics in the market thereby putting pressure on any originator brand price premiums and driving a reduction in overall medical costs.

The industry-wide growth rate is expected to be a moderate single digit percentage, following the updates of the NRDL and expanding health insurance coverage. Nevertheless, the healthcare environment in China remains dynamic. Opportunities are arising from incremental healthcare investment, strong underlying demand for our more established medicines and the emergence of innovative medicines such as *Tagrisso* and *Lynparza*.

For more information on our work in China, see page 37.

Emerging market healthcare

We continue to make our medicines affordable to more people on a commercially and socially sustainable basis. As, on average, almost half of medicine funding in emerging countries is paid for by the patient or their families, we base our approach in these markets on an understanding of their economic circumstances and the burden placed on them by health costs. We are aiming to enable our Emerging Markets to deliver better and broader patient access through innovative and targeted equitable pricing strategies and practices.

We have a variety of access programmes around the world, each tailored to meet the needs of the local community, which include a patient's ability to pay. These include patient assistance programmes, such as Terapia Plus in Ukraine, Karta Zdorovia in Russia and FazBem in Brazil. Through these programmes, we help qualifying patients with discounts and donations. We provide these programmes in markets with limited or no public reimbursement system, no coverage beyond the most basic therapies, or where it is unlikely or only after an extended period that public reimbursement is a possible consideration.

AstraZeneca also aims to partner with countries' healthcare systems to optimise access to healthcare. For example, in South Africa, Phakamisa supports the healthcare system by bringing together different organisations to strengthen healthcare capabilities and improve access to treatment and support networks. It aims to reduce the burden of breast and prostate cancer through the promotion of primary prevention and early detection.

32 AstraZeneca Annual Report & Form 20-F Information 2018 / Strategic Report

Therapy Area Review

Oncology

Our ambition is to push the boundaries of science to change the practice of medicine, transform the lives of patients living with cancer, and ultimately eliminate cancer as a cause of death. To do this, we focus on R&D and on our commercial capabilities to deliver a new generation of medicines that have the potential to redefine the treatment of cancer.

Unmet medical need and world market

> Cancer is the second leading cause of death globally.
> Lung cancer has the highest cancer mortality rate, responsible for the deaths of 1.7 million people worldwide in 2018, followed by colorectal, stomach, liver and breast cancer.
> Breast cancer is among the most common types of cancer, affecting 4.6 million people worldwide. Other common cancers include prostate and ovarian cancer.

Part of AstraZeneca's antibody-drug conjugate scientific platform to target specific leukaemia cells.

Estimated annual cancer cases (m)

2040	29.5
2030	22
2018	18

1.7m
Lung cancer was responsible for the deaths of 1.7 million people in 2018.

70%
Approximately 70% of the world's cancer deaths occur in low- and middle-income countries.

Therapy area world market (MAT/Q3/18)

$106.6bn
Annual worldwide market value



- Chemotherapy $22.5bn
- Hormonal therapies $12.5bn
- Monoclonal antibodies (mAbs) $27.3bn
- Small molecule targeted agents $30.1bn
- Immune checkpoint inhibitors $14.2bn
- Other oncology therapies $0.1bn

Source: IQVIA.
AstraZeneca focuses on specific segments within this overall therapy area market.

50 AstraZeneca Annual Report & Form 20-F Information 2018 / Strategic Report

Therapy Area Review
continued

Cardiovascular, Renal and Metabolism

Cardiovascular, renal and metabolic (CVRM) diseases combined are killing more than 20 million people each year. Yet, in many cases, each condition is managed in isolation. As science uncovers commonalities between these diseases and their associated complications, we aim to transform how CVRM diseases are understood and treated.



Nucleotide therapies – antiMRNA.

Unmet medical need and world market

20m
Number of deaths from CVRM diseases worldwide every year.

>93%
Proportion of people with type-2 diabetes that have at least one other CV, renal or metabolic condition.

Therapy area world market (MAT/Q3/18)

$183.8bn
Annual worldwide market value



- High blood pressure $33.3bn
- Abnormal levels of blood cholesterol $17.7bn
- Diabetes $82.5bn
- Thrombosis $7.7bn
- CKD $6.5bn
- CKD associated anaemia $2.0bn
- Hyperkalaemia $0.3bn
- Other CV $38.8bn

Source: IQVIA.
AstraZeneca focuses on specific segments within this overall therapy area market. CVRM total sales excludes partial double counting of hyperkalaemia and CKD associated anaemia market sales, which results from definitions overlapping with CKD and other CV.

56 AstraZeneca Annual Report & Form 20-F Information 2018 / Strategic Report

Therapy Area Review
continued

Respiratory



We aim to transform the treatment of asthma and COPD with our growing portfolio of inhaled and biologic medicines. Our research focuses on the underlying causes of respiratory diseases, using new modalities to pursue previously hard-to-reach targets, with the ambition of achieving remission or even cures for patients.

Unmet medical need and world market

Today, more than 700 million people have asthma or chronic obstructive pulmonary disease (COPD). About 250 million of these people are in our 12 largest commercial markets, but more than 175 million of these individuals do not receive maintenance treatment for these chronic diseases. Despite currently available medicines, therapeutic advances are needed to reduce morbidity and mortality.

We estimate that new medicines and Emerging Markets will drive 7% annual growth over the next decade, reaching $47 billion by 2028.

Cilia wafting in the lung with a small molecule overlay.

339m

Some 339 million individuals worldwide have asthma, with prevalence expected to rise. Severe asthma accounts for about 10% of asthma patients but 50% of the physical and socio-economic burden of asthma. Millions of patients underuse their anti-inflammatory maintenance controller treatments (which treat the underlying inflammation of the disease) and are reliant on reliever medications.

384m

Globally, some 384 million people have COPD, and it is predicted to be the third leading cause of death by 2020. COPD exacerbations represent a significant burden for patients, carers and society. Even one severe exacerbation can significantly reduce lung function and is associated with higher mortality.

Therapy area world market (MAT/Q3/18)

$68.4bn

Annual worldwide market value



- Asthma $20.5bn
- COPD $16.2bn
- Other $31.7bn

Source: IQVIA.
AstraZeneca focuses on specific segments within this overall therapy area market.

62 AstraZeneca Annual Report & Form 20-F Information 2018 / Strategic Report

Strategic Report



Key marketed products and revenues 2018

Our Respiratory business returned to growth in 2018, with sales of $4,911 million, up 4% (3% at CER). *Symbicort* held its position as the leading inhaled corticosteroid (ICS)/ long-acting beta2-agonist (LABA) in volume sales. *Pulmicort* continued to deliver strong revenue growth, led by Emerging Markets in which China stood out. In biologics, *Fasenra* had strong launches in 35 markets and achieved leadership in new prescriptions in the IL-5 severe asthma class in the US and Japan.

Product	Disease area	Revenue	Commentary
Symbicort (budesonide/ formoterol)	Asthma COPD	↓ $2,561m, down 9% (10% at CER)	Continued leadership of ICS/LABA class with revenue impacted by expected pricing pressure; AstraZeneca's largest medicine by sales.
Pulmicort (budesonide)	Asthma	↑ $1,286m, up 9% (8% at CER)	Brand growth led by Emerging Markets with leadership in China.
Fasenra (benralizumab)	Severe asthma	n/m $297m, movement n/m	Successful first year launch; leading the IL-5 class in new prescriptions (US and Japan).
Daliresp/Daxas (roflumilast)	COPD	↓ $189m, down 5% (5% at CER)	250mcg tablet approved as a starting dose in the US and Europe.
Tudorza/Eklira (aclidinium)	COPD	↓ $110m, down 27% (29% at CER)	Reflects the flat long-acting muscarinic antagonist (LAMA) market. Sales in the US declined by 62% reflecting the impact of federal purchases.
Duaklir (aclidinium/ formoterol)	COPD	↑ $95m, up 20% (14% at CER)	Growth in Europe is in line with expectations.
Bevespi Aerosphere (glycopyrrolate/ formoterol)	COPD	↑ $33m, up 106% (106% at CER)	*Bevespi Aerosphere* revenue and growth is in line with expectations based on focused investment in 2018, reflecting low class growth.
Others	Asthma COPD	↑ $340m, up 20% (18% at CER)	Mature portfolio. Divestment of rights to *Alvesco*, *Omnaris* and Zetonna to Covis.

Respiratory revenue

$4,911m
23% of total
2017: $4,706m
2016: $4,753m

Our strategy for Respiratory

Respiratory is one of our main therapy areas, and our medicines reached more than 18 million patients as maintenance therapy in 2018. We have a strong pipeline with more than 33,000 patients participating in Phase I-IV respiratory clinical trials across the world.

Our ambition is to transform outcomes for patients with respiratory diseases through:

1. Our strength in inhaled combination medicines.
2. A leading biologics portfolio.
3. A robust early pipeline where our goal is to achieve disease modification, early intervention and cure.

In inhaled medicine, our focus is on two key areas of clinical care. In asthma, we are working to prevent attacks by reducing over-reliance on reliever monotherapy and advancing anti-inflammatory reliever therapy, which is now under regulatory review for a licence extension based on the landmark *Symbicort Turbuhaler* SYGMA trials. We continue to invest in *Symbicort* given its value in the treatment of asthma and COPD, also reflected by its continued leadership in the ICS/ LABA class. In COPD, we are advancing our next generation inhaled *Aerosphere* portfolio with the ambition of reducing exacerbation rates using our investigational triple therapy, PT010, earlier in the course of the disease than recommended in guidelines today.

In biologics, we aim to transform outcomes among patients with the greatest unmet medical need and relegate chronic oral steroid use to last resort, given its association with adverse events. Our first respiratory biologic, *Fasenra*, is for severe eosinophilic asthma and is being investigated for other eosinophil-driven diseases. Approved in November 2017, *Fasenra* already leads the IL-5 class in new prescriptions in the US and Japan. In the future, tezepelumab, a potential first-in-class anti-thymic stromal lymphopoietin (TSLP) mAb that blocks a key upstream driver of inflammation in asthma, has the potential to become "the broadest biologic for the treatment of persistent uncontrolled asthma seen to date"* if the Phase III programme reflects the positive Phase IIb data, as noted in the *New England Journal of Medicine*.

Our early pipeline continues to grow and includes new drug modalities allowing us to address hard-to-reach targets in the lung that were previously seen as inaccessible, for example: the *Anticalin* protein AZD1402, an inhaled IL4Rα antagonist currently in Phase I development for asthma, in collaboration with Pieris Pharmaceuticals.

Our respiratory market leadership in China positions us well to support improvements in acute treatment using our leading nebulisation portfolio and establishing maintenance inhaled treatment as the standard of care in asthma and COPD. Each day the paediatric nebulisation programme we support treats 300,000 patients, enabling them to receive guideline-recommended acute care for their condition.

* Elisabeth H. Bel. Moving Upstream – Anti-TSLP in Persistent Uncontrolled Asthma. *New England Journal of Medicine*. 2017; 377:10.

AstraZeneca Annual Report & Form 20-F Information 2018 / Therapy Area Review 63

Strategic Report



Science *can* help patients with severe asthma

Eosinophils, a type of white blood cell, are a normal part of the body's immune system, but for some people with severe asthma, they can make inflammation in the airways worse. *Fasenra* is the only biologic to directly target the IL-5α receptor and deplete eosinophils by recruiting natural killer cells. Early clinical trials show *Fasenra* depletes blood eosinophils within 24 hours after a single dose.

Fasenra is now approved and launched in 35 markets as an add-on maintenance treatment for patients with severe, eosinophilic asthma. Patients receive *Fasenra* as a fixed-dose subcutaneous injection via a pre-filled syringe every eight weeks after initial loading doses. *Fasenra* has been investigated for self-administration and in an autoinjector device; regulatory submissions were made in 2018 and we anticipate decisions in 2019. In addition, *Fasenra* is being investigated for indications in other eosinophil-driven diseases, including severe nasal polyposis, and has been granted Orphan Drug designation by the FDA for the treatment of eosinophilic granulomatosis with polyangiitis and more recently, hypereosinophilic syndrome.

Since its approval in November 2017, more than 21,000 asthma patients have received *Fasenra*, which now leads the IL-5 class in new prescriptions in the US and Japan. A feature of *Fasenra*'s launch has been the anecdotal stories clinicians have shared with us about the positive difference it is having on their patients' lives. Severe asthma is a debilitating disease, which impacts many aspects of a patient's life and these stories reflect the difference an effective biologic medicine can have for these patients.

The launch success of *Fasenra* also supports our view that biologic treatment rates will significantly increase in the coming years in line with the evolution of treatment in other inflammatory diseases.

2018 review – strategy in action

Strength in inhaled combination medicines

Our strength in inhaled combination medicines was reflected in 2018 with *Symbicort*, which retained its position as the number one ICS/LABA combination globally in volume terms and is a cornerstone of current asthma and COPD care. We continue to invest in *Symbicort*, which remains AstraZeneca's number one medicine in Product Sales in 2018.

Pricing pressure continues to impact *Symbicort* performance but was in line with expectations as prices rebase ahead of anticipated generic entries. This trend continues to be offset by Emerging Market growth, led by demand for acute and maintenance care in China. In March, the NMPA approved *Symbicort Turbuhaler* as a maintenance and reliever therapy, designed for the treatment of asthma in adolescent patients (12-17 years) in China.

In May 2018, positive results from the Phase III SYGMA trials of *Symbicort Turbuhaler* were published in the *New England Journal of Medicine* and presented at the American Thoracic Society International Congress. The trials, which met their primary objectives, evaluated the efficacy of *Symbicort Turbuhaler*, taken only as needed without maintenance therapy, as an anti-inflammatory reliever compared with standard of care medicines for mild asthma. In November, we announced that the Swedish Medical Products Agency had accepted our regulatory submission for the EU to expand the indication for *Symbicort Turbuhaler*, as an anti-inflammatory reliever as needed, in patients with mild asthma. Millions of patients with asthma are reliant on their reliever medications, which improve symptoms but do not treat the inflammation of this disease, and they underuse anti-inflammatory maintenance controller treatments, resulting in preventable exacerbations. In China, the Chinese Journal of General Practitioners guidelines were updated to incorporate the SYGMA data. This update recommended *Symbicort* as a potential treatment for all asthma severities.

We significantly progressed all Phase III trials supporting PT010 – KRONOS, SOPHOS, TELOS and ETHOS. The Phase III KRONOS trial was published in September in *The Lancet Respiratory Medicine*. KRONOS evaluated the efficacy and safety of triple combination therapy, PT010, versus dual combination therapies *Bevespi Aerosphere*, *Symbicort Turbuhaler* and PT009. In the trial, PT010 met six of seven primary endpoints versus dual comparators and PT009 met two non-inferiority endpoints to support the qualification of PT009 as an active comparator. In a key secondary endpoint, PT010 showed a statistically significant 52% reduction in the rate of moderate or severe COPD exacerbations compared with *Bevespi Aerosphere* in a patient population that was not required to have had an exacerbation in the previous 12 months. The adverse events profile was consistent with that observed in previous trials and the incidence of adjudicated pneumonia was low and comparable in all treatment arms.

During the first half of 2018, the Phase III SOPHOS trial read out, which compared two doses of PT009 to PT005. PT009 met its primary endpoint and delivered superior efficacy to PT005 at morning pre-dose through forced expiratory volume (FEV) 1 at Week 24. In September 2018, the TELOS Phase III trial, which investigated the efficacy and safety of PT009 in patients with moderate to very severe COPD, regardless of whether or not they had had an exacerbation in the prior year, showed that PT009 is an effective maintenance treatment for patients with COPD and a suitable comparator for PT010. The data were presented at the European Respiratory Society Congress and were published in the *European Respiratory Journal*. SOPHOS and TELOS were designed to qualify PT009 as an active comparator in the PT010 clinical trial programme.

In July 2018, the ETHOS Phase III trial, which further investigates the efficacy and safety of PT010, completed enrolment of 8,400 patients across 28 countries.

In addition, during the second half of 2018, the regulatory submissions for PT010 were accepted by the Japan MHLW and the China NMPA, based on the KRONOS Phase III trial. In January 2019, PT010 received Priority Review designation from China's NMPA.

AstraZeneca Annual Report & Form 20-F Information 2018 / Therapy Area Review 65

Strategic Report

Synagis has become the global standard of care for RSV prevention and helps protect at risk babies against RSV. *Synagis* is approved in more than 80 countries and we continue to work with our worldwide partner, AbbVie, outside the US, to protect vulnerable infants.

In November 2018, we announced the divestment of *Synagis*' US rights to Sobi. Sobi will commercialise *Synagis* in the US and around 130 AstraZeneca employees will transfer to Sobi as part of the transaction. Sobi also has the right to participate in payments from the US profits and losses for MEDI8897.

MEDI8897, an extended half-life RSV mAb being investigated for the prevention of LRTI caused by RSV in infants and young children, is progressing in collaboration with Sanofi. It is being developed for use among a broad population of late pre-term and healthy full-term infants, so that they may only require one dose during an RSV season. In November 2018, we announced that the primary analysis for the pivotal, Phase IIb trial to evaluate the safety and efficacy of MEDI8897 showed that the trial met its primary endpoint. Following these results, in January 2019, the EMA granted MEDI8897 access to its PRIME (PRIority MEdicines) scheme and in February 2019, the FDA granted Breakthrough Therapy designation for MEDI8897.

Neuroscience

In June 2018, we announced with Lilly, the discontinuation of the Phase III clinical trials of lanabecestat, an oral beta secretase cleaving enzyme (BACE) inhibitor, for the treatment of Alzheimer's disease. The decision was based on recommendations by an independent data monitoring committee, which concluded that both the AMARANTH trial, in early Alzheimer's disease, and the DAYBREAK-ALZ trial, in mild Alzheimer's disease dementia, were not likely to meet their primary endpoints upon completion and therefore should be stopped for futility. As a result of this decision, the related AMARANTH extension trial was also discontinued. High-level results in December 2018 of the AMARANTH and DAYBREAK-ALZ trials confirmed no significant disease slowing was observed in any of the Phase III trials, confirming that the action to discontinue the trials was the correct decision.

We also collaborate with Lilly on MEDI1814, an antibody selective for amyloid-beta 1-42 (Aβ1-42) that is currently in Phase I trials as a potential disease-modifying treatment for Alzheimer's disease.

We are progressing MEDI7352 in painful diabetic neuropathy, which is in Phase II and continue our collaboration with Takeda on MEDI1341 for Parkinson's disease, which is in Phase I.

In May 2018, we announced an agreement with Luye Pharma for the sale and licence of the rights in the UK, China and other international markets to *Seroquel* and *Seroquel XR*. We had previously partnered the rights to *Seroquel* and *Seroquel XR* in Japan and Venezuela under prior agreements. *Seroquel*, used primarily to treat schizophrenia and bipolar disease, has lost its compound patent protection globally. The *Seroquel XR* formulation patents have now also expired in the majority of markets.

Autoimmunity and inflammation

In February 2018, six molecules from our early-stage inflammation and autoimmunity programmes were spun out into an independent biotech company, Viela Bio. The new company will focus on developing medicines for severe autoimmune diseases by targeting the underlying causes of each disease. The molecules include inebilizumab, currently in Phase II trial development for the treatment of neuromyelitis optica spectrum disorder, a rare condition that affects the optic nerve and spinal cord in approximately five in 100,000 people.

We announced in August 2018 that anifrolumab, a developmental mAb that inhibits the activity of all type I interferons (IFN), did not meet the primary endpoint in the TULIP 1 Phase III trial in systemic lupus erythematosus (SLE). A full evaluation of the combined TULIP 1 and TULIP 2 data will be conducted to determine next steps for anifrolumab in SLE. The Phase II trials in lupus nephritis and for a subcutaneous route of administration in SLE remain ongoing, as does the long-term extension trial in SLE.

In April 2016, AstraZeneca licensed its US rights to develop and commercialise *Zurampic* and *Duzallo* to Ironwood. In August 2018, Ironwood notified AstraZeneca of its intent to terminate the licence for convenience. In November 2018, Ironwood notified the FDA that it had discontinued the manufacturing of the products and contemporaneously informed AstraZeneca that it is working on withdrawing the NDAs for these products and terminating the FDA required post-marketing study. This process is expected to take several months.

Gastrointestinal

Use of *Nexium* continued to grow in a limited number of markets such as China and Japan in 2018. This growth is expected to continue following additional approvals in China for high-dose treatment of peptic ulcer bleeding and in Japan for paediatric patients from the age of one, with the innovative *Nexium* sachet formulation. The re-examination periods for adult indications/dosage of *Nexium* capsules and *Nexium* sachets have been extended for two years in Japan, until 30 June 2021. This enables the completion of another clinical trial for long-term treatment in the new paediatric population. *Nexium* is subject to generic competition globally, except for Japan.

In October 2018, we announced that we had entered into an agreement with Grünenthal for the rights to *Nexium* in Europe and *Vimovo* worldwide (excluding the US).

In January 2019, Ironwood announced they had received marketing authorisation from the NMPA in China for *Linzess* for the treatment of patients with irritable bowel syndrome with constipation. We entered into a collaboration in China with Ironwood in 2012.

Our products

While this Therapy Area Review concentrates on our key marketed products, many of our other products are crucial to our business in certain countries in Emerging Markets.

For more information on our potential new products and product life-cycle developments, please see the Therapy Area pipeline tables on pages 52, 58, 64 and 68 and the Development Pipeline table from page 212. For information on Patent Expiries of our Key Marketed Products, see from page 217.

Indications for each product described in this Therapy Area Review may vary among countries. Please see local prescribing information for country-specific indications for any particular product.

For those of our products subject to litigation, information about material legal proceedings can be found in Note 29 to the Financial Statements from page 194.

Details of relevant risks are set out in Risk from page 220.

AstraZeneca Annual Report & Form 20-F Information 2018 / Therapy Area Review 69

Strategic Report

Growth Platforms

In the periods under review, our Growth Platforms included products in our three main therapy areas, and a focus on the Emerging Markets and Japan. Our Growth Platforms grew by 13% (CER: 12%), representing 84% of Total Revenue after removing the effect of certain Product Sales which are included in more than one Growth Platform.

Product Sales in Emerging Markets grew by 12% compared to 2017 (CER: 13%) to $6,891 million partly driven by a strong performance from *Tagrisso* with growth of 157% (CER: 159%). Product Sales in China increased by 28% in 2018 (CER: 25%), representing 55% of Emerging Markets Product Sales in the year.

Product Sales of Respiratory medicines increased by 4% (CER: 3%), with the impact of pricing pressure in the US for *Symbicort* being more than offset by a strong performance by Respiratory in Emerging Markets and higher demand for *Pulmicort* in China.

New CVRM grew by 12% (CER: 12%) with revenue of $4,004 million (2017: $3,567 million). Within New CVRM, sales of *Brilinta* in the year were $1,321 million, an increase of 22% (CER: 21%). *Brilinta* sales in the US were up 16% to $588 million, as it remained the branded oral anti-platelet market leader.

Our Diabetes Product Sales were 8% higher than in 2017, driven primarily by growth of 30% on *Farxiga* (CER: 30%) with global sales of $1,391 million as it continued to be our largest-selling Diabetes medicine and SGLT-2 class growth was supported by growing evidence around cardiovascular benefits, including data from the CVD-REAL study that was published in March 2017.

Japan Product Sales declined by 9% (CER: 11%) with growth on *Tagrisso* and *Forxiga*, outweighed by the impact of the entry of generic competition to *Crestor* in 2017.

Product Sales of Oncology medicines increased to $6,028 million in 2018 (2017: $4,024 million), $1,860 million of which came from *Tagrisso* (2017: $955 million), which continues to be our leading medicine for the treatment of lung cancer and received regulatory approval in more than 55 countries by the end of 2018.

Externalisation Revenue

Details of our significant business development transactions which give rise to Externalisation Revenue are given below:

> In November 2018, AstraZeneca entered into an agreement with Swedish Orphan Biovitrum AB (Sobi) to sell the US rights to *Synagis*. Under the agreement Sobi will also have the right to participate in AstraZeneca's share of US profits and losses related to MEDI8897. The deal was completed on 23 January 2019 and AstraZeneca received an upfront consideration of $1.6 billion, including cash of $966 million and ordinary shares in Sobi with an initial market value of $600 million. This income was recorded in 2019. AstraZeneca will also receive up to $470 million in sales-related payments for *Synagis*, $175 million following the submission of the Biologics License Application (BLA) for MEDI8897, potential net payments of $110 million for other MEDI8897 profit-related milestones and $60 million in non-contingent payments for MEDI8897 during the period from 2019 to 2021.

> In December 2017, AstraZeneca entered into an agreement effective January 2018 with Almirall, under which Almirall is granted an exclusive and perpetual licence to distribute and undertake certain manufacturing activities related to *Crestor* and *Provisacor* in Spain. Almirall made an upfront payment of €51 million on completion of the deal and will pay additional sales-related milestones of up to €55 million plus a royalty for ten years.

> In July 2017, the Group announced a global strategic oncology collaboration with MSD to co-develop and co-commercialise AstraZeneca's *Lynparza* for multiple cancer types. Under the collaboration, the companies will develop and commercialise *Lynparza* jointly, both as monotherapy and in combination with other potential medicines. AstraZeneca and MSD will also jointly develop and commercialise AstraZeneca's selumetinib, an oral, potent, selective inhibitor of MEK, part of the mitogen-activated protein kinase (MAPK) pathway, currently being developed for multiple indications including thyroid cancer. Independently, AstraZeneca and MSD will develop and commercialise *Lynparza* in combination with their respective PD-L1 and PD-1 medicines, *Imfinzi* and *Keytruda*. Under the terms of the agreement, the two companies will share the development and commercialisation costs for *Lynparza* and selumetinib monotherapy and non-PD-L1/PD-1 combination therapy opportunities. Gross profits from *Lynparza* and selumetinib Product Sales generated through monotherapies or combination therapies will be shared equally. MSD will fund all development and commercialisation costs of *Keytruda* in combination with *Lynparza* or selumetinib. AstraZeneca will fund all development and commercialisation costs of *Imfinzi* in combination with *Lynparza* or selumetinib. AstraZeneca will continue to manufacture *Lynparza* and selumetinib. As part of the agreement, MSD will pay AstraZeneca up to $8.5 billion in total consideration, including $1.6 billion upfront, $750 million for certain licence options and up to $6.2 billion contingent upon successful achievement of future regulatory and sales milestones. Of the upfront payment of $1.6 billion, $1.0 billion was recognised as Externalisation Revenue on deal completion in 2017, with the remaining $0.6 billion deferred to the balance sheet. AstraZeneca will book all Product Sales of *Lynparza* and selumetinib; gross profits due to MSD under the collaboration will be recorded under Cost of Sales.

> In November 2017, MSD exercised the first licence option resulting in Externalisation Revenue of $250 million.

> In January 2018, the FDA expanded the approved use of *Lynparza* to include the treatment of patients with certain types of breast cancer. The approval triggered a $70 million milestone payment from MSD to AstraZeneca.

> In June 2018, net sales of *Lynparza* reached $250 million cumulative sales threshold, triggering a sales-related milestone of $100 million to fall due to AstraZeneca.

> In November 2018, MSD exercised the second licence option resulting in Externalisation Revenue of $400 million. In addition to the exercise of this option, net sales of *Lynparza* reached the $500 million cumulative sales threshold, triggering a sales-related milestone of $150 million to fall due to AstraZeneca.

> In December 2018, AstraZeneca was notified of an FDA approval of *Lynparza*, which triggered the SOLO-1 $70 million milestone payment to AstraZeneca.

> In March 2017, AstraZeneca announced an agreement to develop and commercialise MEDI8897 jointly with Sanofi. Under the terms of the global agreement, Sanofi made an upfront payment of €120 million and will pay up to €495 million upon achievement of certain development and sales-related milestones. All costs and profits are shared equally. The US element of this collaboration is the subject of a participation agreement with Sobi, entered into in November 2018 and effective 23 January 2019.

AstraZeneca Annual Report & Form 20-F Information 2018 / Financial Review 79

Corporate Governance



Ruud Dobber

Executive Vice-President, BioPharmaceuticals Business

Ruud was appointed Executive Vice-President, BioPharmaceuticals Business in January 2019 and is responsible for product strategy and commercial delivery for CVRM and Respiratory. Prior to this, Ruud held the role of Executive Vice-President, North America and was responsible for driving growth and maximising the contribution of the commercial operations in North America. Ruud joined Zeneca in 1997 and has held various senior commercial and leadership roles including Executive Vice-President, Europe. Ruud was also responsible for the development of our late-stage, small molecule antibiotic pipeline as well as its global commercialisation and was Regional Vice-President for European, Middle East and African region, Regional Vice-President for the Asia Pacific region and Interim Executive Vice-President, GPPS. Ruud was a member of the Board and Executive Committee of the European Federation of Pharmaceutical Industries and Associations and was previously Chairman of the Asia division of Pharmaceutical Research and Manufacturers of America. Ruud holds a doctorate in immunology from the University of Leiden, Netherlands and began his career as a research scientist in immunology and ageing.



David Fredrickson

Executive Vice-President, Oncology Business

Dave was appointed Executive Vice-President, Global Head Oncology Business in October 2017 and is responsible for driving growth and maximising the commercial performance of the global oncology and haematology portfolio. In addition, he plays a critical leadership role in setting the Oncology portfolio and product strategy for the organisation. Previously, Dave served as President of AstraZeneca K.K. in Japan, and Vice-President, Specialty Care in the US, spanning oncology, infectious disease, and neuroscience medicines. Dave joined AstraZeneca from Roche/Genentech in 2014, where he was Business Unit Manager, Oncology in Spain and held growing commercial responsibilities in strategy, marketing and sales in the US. He also served for nine years at the Monitor Group, LLC (now Monitor Deloitte Group, LLC), a global strategy consultancy. He has served as Vice Chairman of the European Federation of Pharmaceutical Industries and Associations (EFPIA) Japan and was a member of the Board of the Japan Pharmaceutical Manufacturers Association (JPMA). He is a graduate of Georgetown University (DC) in Government.



Menelas Pangalos

Executive Vice-President, Research & Development BioPharmaceuticals

Mene Pangalos was appointed as Executive Vice-President, R&D BioPharmaceuticals in January 2019 and is responsible for R&D from discovery through to late-stage development for CVRM and Respiratory. Prior to this, he served as Executive Vice-President of AstraZeneca's IMED Biotech Unit and Global Business Development. Since joining AstraZeneca in 2010, Mene has led a transformation of our R&D productivity and has championed an open approach to working with academic and other external partners. Mene previously held senior R&D roles at Pfizer, Wyeth and GSK. Mene holds an Honorary PhD from Glasgow University and is a Fellow of the Academy of Medical Sciences, the Royal Society of Biology and Clare Hall, University of Cambridge. He sits on the Medical Research Council, co-chairs the Life Sciences Council Expert Group on Innovation, Clinical Research and Data and is a member of the Life Sciences Industrial Strategy Implementation Board and National Genomics Board. He is also a Board member of the British Pharmaceutical Group and Cambridge University's Judge Business School.



Jeff Pott

General Counsel

Jeff was appointed General Counsel in January 2009 and has overall responsibility for all aspects of AstraZeneca's Legal and IP function. He joined AstraZeneca in 1995 and has worked in various litigation roles, where he has had responsibility for IP, anti-trust and product liability litigation. Before joining AstraZeneca, he spent five years at the US legal firm Drinker Biddle and Reath LLP, where he specialised in pharmaceutical product liability litigation and anti-trust advice and litigation. He received his bachelor's degree in political science from Wheaton College and his Juris Doctor Degree from Villanova University School of Law.



Iskra Reic

Executive Vice-President, Europe

Iskra was appointed Executive Vice-President, Europe in April 2017 and is responsible for our BioPharmaceutical sales, marketing and commercial operations across our businesses in 30 European countries. Iskra trained as a Doctor of dental surgery at the Medical University of Zagreb, Croatia. She joined AstraZeneca in 2001 and has held a variety of in-market, regional sales and marketing and general management roles, including in Europe as Head of Commercial Operations for Croatia and Head of Specialty Care Central & Eastern Europe and Middle East & Africa. In 2012, she joined AstraZeneca Russia as Marketing & Strategy Director. She was appointed General Manager Russia in 2014 and, under her leadership, AstraZeneca achieved a leading share in its three main therapy areas and became a top-six prescription medicine pharmaceutical company. Iskra's responsibilities were expanded in 2016 to cover both Russia and the Eurasia Area. Iskra was appointed Area Vice President of Russia and Eurasia area in 2016, where she drove strong performance from a 1,500-strong team in a complex and dynamic region. Iskra has an International Executive MBA from the IEDC-Bled School of Management, Slovenia.



Leon Wang

Executive Vice-President, International and China President

Leon Wang is Executive Vice-President, International and China President. He is responsible for the overall strategy and for driving sustainable growth across the region. Leon joined AstraZeneca China in March 2013 and was promoted to President of AstraZeneca China in 2014. Under Leon's leadership, China has become AstraZeneca's second largest market worldwide, and AstraZeneca has become the second largest and the fastest growing multinational pharmaceutical company in China. In January 2017, Leon was promoted to Executive Vice-President, Asia Pacific Region. Prior to joining AstraZeneca, Leon held positions of increasing responsibility in marketing and business leadership at Roche, where he was a Business Unit Vice-President. In addition, Leon holds several positions in local trade associations and other prominent organisations in China. Leon holds an EMBA from China Europe International Business School, and a Bachelor of Arts from Shanghai International Studies University.

Appointed post year-end



José Baselga

Executive Vice-President, Research & Development Oncology

José joined AstraZeneca in January 2019 as Executive Vice-President, R&D Oncology and is responsible for the oncology portfolio from discovery through to late-stage development. He was formerly Physician-in-Chief at Memorial Sloan Kettering Cancer Center, which became the leader in early-phase clincial trials for cancer therapies and diagnostic genetic sequencing under his leadership. In addition, he was Professor of Medicine at Weill Cornell Medical College and President of the American Association for Cancer Research (AACR). José is an international thought leader on innovation in cancer care and clinical research. His work has led to the approval of life-saving cancer therapies and the creation of several biopharmaceutical companies. José is an elected member of the National Academy of Medicine, the American Society of Clinical Investigation, the Association of American Physicians, and an elected Fellow of the AACR Academy. He is a past President of the European Society for Medical Oncology and recently received their Lifetime Achievement Award. He serves on the Board of Directors of the American Society of Clinical Oncology and AACR.

AstraZeneca Annual Report & Form 20-F Information 2018 / Senior Executive Team 97

Audit Committee Report continued Committee site visit to Shanghai and Wuxi, China In October, m mb rsof the Audit Committee visited the Group's sites in Shanghai and Wuxi, China. China is AatraZeneca's &econd-largest national market, with abaolute growth that has out-performed other multinational pharmaceutical companies for,AAMr!!J years. We have approximately 13,000 employees in China. The Committee en joyed several meetings with our local management to discuss the opportunities, challenges and ris)(S being managed by senior leaders across a range of activities including R&D, commercialisation, manu.facturing, supply and distribution. The Committee also undertook a tour of AstraZeneca's Wuxi manu1acturing plant and held an informal •questionsand answers' session with a wide group of employees based in Shanghai. The Committee met physicians and patients at a large hospital in Wuxi and visited the China Commerdal Innovation Centre (an open strategie platform designed to promote innovative healthcare practices in China) as well as Oizal Pharmaceutical, a recently formed joint venture with the Chinese SDIC Fund Management Company (an innovative biopharmaceutical enterprise}, which demonstrated how innovation and its interconnectivity with smart healthcare has the potential to transform China's healthcare industry. Phttip Broadley, who will become Chatrm.a.n of the AuditCommittee in March 20l.9. dunnn the Commht41e•:; vl.$11 toChina. Further information on the Committee's visit to China can be found above. The Committee also met informally with employees from the Finance, Investor Relations,Corporate Affairs, lA.HR and Global Business Services teams. Finally,inlight of the fact that I will formally step down from the Board at the conclusion of the Company's AGM in April 2019, the Company announced that Philip Broadley has been chosenby the Board to succeed me as Chairman of the Committee.Philip,who jo•ned the Board andCommittee in April2017,is well-attuned to the working of the Comm1ttee and, with his significant lntemational business and financialexperiencehaving served as Finance Otrector at large financial institutions, the Boardbelieves he is well placed to lead the Committee in thecoming years. During 2018,Iparticipated in the UK Competition andMarkets Authority's statutory audmarket study,wh1chhas the objective of considering whether that market is operating as well as it should.Ialso participated in the Department for Culture,Media and Sport's annualFTSE 350 Cyber Security Health Survey. Changes to the membership of the Committee ShritiVadera stepped down from theCommittee in June 2018,and I thank her for her invaluable insight and significant contribution since she joni ed the Committee in 2011.We welcomed Deborah DiSanzo as a member of the Committee in November 2018.While Deborah has only served for a short period of time, her long career working at the intersection of healthcare and technology has been shown to be of particular benefit to the Committee as it continues to increase its focus on cybersecurity, the use of 'big data' andprivacy matters. We hope that you find this information helpful in understanding the work of the Committee. Our dialogue with our shareholders and other stakeholders is valued greatly and we welcome your feedback on this Audit Committee Report. Yours sincerely, «vo\Q__ ,._ _,_-- Rudy Markham Chairman of the Audit Committee 112AstraZeneca Annual Report & Ponn 20·F tnformatton 2018/ Corporate Governance

Glossary

Market definitions

Region	Country				
US	US				
Europe	Albania*	Czech Republic	Hungary	Luxembourg*	Serbia and Montenegro*
	Austria	Denmark	Iceland*	Malta*	Slovakia*
	Belgium	Estonia*	Ireland	Netherlands	Slovenia*
	Bosnia and Herzegovina*	Finland	Israel*	Norway	Spain
	Bulgaria	France	Italy	Poland	Sweden
	Croatia	Germany	Latvia*	Portugal*	Switzerland
	Cyprus*	Greece	Lithuania*	Romania	UK
Established ROW	Australia	Canada	Japan	New Zealand	
Emerging Markets	Algeria	Costa Rica	Iraq*	Pakistan*	Syria*
	Argentina	Cuba*	Jamaica*	Palestine*	Taiwan
	Aruba*	Dominican Republic*	Jordan*	Panama	Thailand
	Bahamas*	Ecuador*	Kazakhstan	Peru	Trinidad and Tobago*
	Bahrain*	Egypt	Kuwait*	Philippines	Tunisia*
	Barbados*	El Salvador	Lebanon*	Qatar*	Turkey
	Belarus*	Georgia*	Libya*	Russia	Ukraine*
	Belize*	Guatemala	Malaysia	Saudi Arabia	United Arab Emirates
	Bermuda*	Honduras	Mexico	Singapore	Uruguay*
	Brazil	Hong Kong	Morocco*	South Africa	Venezuela*
	Chile	India	Nicaragua	South Korea	Vietnam
	China	Indonesia	Oman*	Sri Lanka*	Yemen*
	Colombia	Iran*	Other Africa*	Sudan*	

* IQVIA, IQVIA Midas Quantum Q3 2018 data is not available or AstraZeneca does not subscribe for IQVIA quarterly data for these countries.

The above table is not an exhaustive list of all the countries in which AstraZeneca operates, and excludes countries with revenue in 2018 of less than $1 million.

Established Markets means US, Europe and Established ROW.

North America means US and Canada.

Other Established ROW means Australia and New Zealand.

Other Emerging Markets means all Emerging Markets except China.

Other Africa includes Angola, Botswana, Ethiopia, Ghana, Kenya, Mauritius, Mozambique, Namibia, Nigeria, Swaziland, Tanzania, Uganda, Zambia and Zimbabwe.

Asia Area comprises India, Indonesia, Malaysia, Philippines, Singapore, South Korea, Sri Lanka, Taiwan, Thailand and Vietnam.

US equivalents

Terms used in this Annual Report	US equivalent or brief description
Accruals	Accrued expenses
Called-up share capital	Issued share capital
Creditors	Liabilities/payables
Debtors	Receivables and prepaid expenses
Earnings	Net income
Employee share schemes	Employee stock benefit plans
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Loans	Long-term debt
Prepayments	Prepaid expenses
Profit	Income
Share premium account	Additional paid in capital or paid in surplus (not distributable)
Short-term investments	Redeemable securities and short-term deposits

Additional information

AstraZeneca Annual Report & Form 20-F Information 2018 / Glossary 239